FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

30 October 2023

Cancellation of Treasury Shares

HSBC Holdings plc (the Company) announces today that it has cancelled the 325,273,407 ordinary shares of US$0.50 (Ordinary Shares) that it held in treasury.

Following the cancellation, the Company does not hold any treasury shares. The Company's issued share capital with voting rights is 19,473,203,852 Ordinary Shares. The Company also has in issue one non-cumulative series A sterling preference share with a nominal value of GB£0.01 which does not, in the ordinary course, contain voting rights at general meetings of the Company.

Therefore, the total number of voting rights in the Company is 19,473,203,852 and this is the figure which may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change in their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules and/or under Part XV of the Hong Kong Securities and Futures Ordinance. Any such notification should be sent to investorrelations@hsbc.com and shareholderquestions@hsbc.com.

Lee Davis
Corporate Governance & Secretariat
+ 44 (0) 207 991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 30 October 2023